UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CYBERDEFENDER CORPORATION
(Name of Issuer)

COMMON STOCK, No Par Value
(Title of Class of Securities)

23248L 10 7
(CUSIP Number)

Guthy-Renker Partners, Inc.
41-550 Eclectic St., Suite 200
Palm Desert, CA 92260
760-773-9022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 23248L 10 7	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker Partners, Inc.
80-0174540
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		17,002,854†
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		17,002,854†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,002,854†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.6%
14	TYPE OF REPORTING PERSON*

OO
† Amount reflects accrued and unpaid interest on convertible notes through July 25, 2011.

CUSIP No. 23248L 10 7	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker Holdings, LLC
26-2549633
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		17,002,854†
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		17,002,854†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,002,854†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.6%
14	TYPE OF REPORTING PERSON*

OO
† Amount reflects accrued and unpaid interest on convertible notes through July 25, 2011.

CUSIP No. 23248L 10 7	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker LLC
33-0587817
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		17,002,854†
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		17,002,854†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,002,854†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.6%
14	TYPE OF REPORTING PERSON*

OO
† Amount reflects accrued and unpaid interest on convertible notes through July 25, 2011.

CUSIP No. 23248L 10 7	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GR Match, LLC
20-0854483
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		17,002,854†
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		17,002,854†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,002,854†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.6%
14	TYPE OF REPORTING PERSON*

OO
† Amount reflects accrued and unpaid interest on convertible notes through July 25, 2011.

Explanatory Note:

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Guthy-Renker Partners, Inc., a corporation organized under the jurisdiction of Delaware, and GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware, on July 23, 2009 (the “Schedule 13D”) relating to the Common Stock of CyberDefender Corporation, a California corporation (“CyberDefender California”) and CyberDefender Corporation, a Delaware corporation and successor in interest to CyberDefender California (collectively, the “Issuer”).  This amendment reflects changes to Items 5, 6 and 7 of the Schedule 13D.  Capitalized terms not defined herein shall have the meaning assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is deleted in its entirety and restated as follows:

(a)      The Reporting Persons beneficially own an aggregate of 17,002,854 shares of Common Stock, representing approximately 38.6% of the total issued and outstanding shares of Common Stock (the “CyberDefender Shares”).  The CyberDefender Shares are directly owned by GR Match, LLC (“GR Match”) which is a subsidiary of Guthy-Renker, LLC, which is a wholly-owned subsidiary of Guthy-Renker Holdings, LLC.  Guthy-Renker Holdings, LLC is a subsidiary of Guthy-Renker Partners, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

On July 19, 2011, GR Match entered into a Media and Marketing Services Agreement with the Issuer (the “New Media Services Agreement”).  The New Media Services Agreement terminated and replaced the Media and Marketing Services Agreement between GR Match and the Issuer dated March 24, 2009, as amended.  Under the New Media Services Agreement, GRM has the right to cause the Issuer to appoint a representative of GR Match to the Issuer’s Board of Directors so long as GR Match owns shares of Common Stock or the right to purchase shares of Common Stock which constitute at least 5% of the issued and outstanding shares of Common Stock.   At any time when GR Match owns shares of Common Stock or the right to purchase shares of Common Stock which constitute at least 5% of the issued and outstanding shares of Common Stock, if no director designated by GR Match is serving on the Issuer’s Board, GR Match may appoint a Board of Directors observer, who may attend meetings and will receive notice of board meetings and copies of minutes, consents, and other documents provided to directors.  The New Media Services Agreement does not modify the terms of any of the warrants issued under the terminated Media Services Agreement.

On July 25, 2011, GR Match entered into a Waiver and Forbearance Agreement (the “Forbearance Agreement”) with the Issuer.  Pursuant to the Forbearance Agreement, GR Match agreed that, subject to certain conditions,  it would waive its rights and remedies (including but not limited to its rights as a secured party for any default by the Issuer) during the period from July 25, 2011 through and including September 23, 2011 under (i) the 9% Secured Convertible Promissory Note in the original principal amount of $5,300,000 dated March 31, 2010, the Senior Loan Agreement dated March 31, 2010, and the related loan documents or (ii) the Amended and Restated 9%  Secured Convertible Promissory Note dated February 25, 2011 in the original principal amount of $5,700,773.94, the Revolving Credit Loan Agreement dated December 7 2010, effective December 3, 2010, the Loan Modification Agreement dated February 25, 2011, and the related loan documents.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by the incorporation of the following:

1.           Media and Marketing Services Agreement dated July 19, 2011 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on July 25, 2011)

2.           Waiver and Forbearance Agreement dated July 25, 2011 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on July 29, 2011)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2011

Guthy-Renker Partners, Inc.

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

Guthy-Renker Holdings, LLC

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

Guthy-Renker LLC

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

GR Match, LLC

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Secretary